EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Company Contacts:
Stamatis Molaris         Leon Berman
Chief Financial Officer  Principal
Stelmar Shipping Ltd.    The IGB Group
011-30210-891-7260       212-477-8438

    STELMAR BOARD APPOINTS COMMITTEE OF INDEPENDENT DIRECTORS TO INITIATE NEW
                                  SALE PROCESS
                     Stelmar Chief Financial Officer Resigns

ATHENS, Greece - November 17, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced an update following the special meeting of Stelmar shareholders held yesterday.

Discussions with Stelios Haji-Ioannou

Following the special meeting, four independent directors of Stelmar met with Mr. Stelios Haji-Ioannou to discuss Mr. Haji-Ioannou's interest in joining Stelmar's Board of Directors. The independent directors invited Mr. Haji-Ioannou to join the Board of Directors of the Company and proposed that the Board designate a special committee of independent directors, to be chaired by Mr. Haji-Ioannou, to solicit and evaluate proposals for the possible sale of the Company.

As a condition to joining the Board, Mr. Haji-Ioannou demanded the summary dismissal of both the Chief Executive Officer and the Chief Financial Officer of the Company. After consideration of this demand and other issues, the independent directors concluded that the removal of the two key members of the senior management team is unwarranted and would destabilize the Company to the detriment of shareholder value.

As no agreement has been reached, Mr. Haji-Ioannou has not joined the Board at this time.
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Stamatis Molaris, the Chief Financial Officer of the Company, has in the
meantime resigned as an officer and director of the Company, citing the personal attacks to which he has been subjected and his wish to pursue other opportunities. The Board of Directors expresses its appreciation to Mr. Molaris for his contributions to the Company's performance throughout his 11-year tenure and for his role in the Company's initial public offering in 2001.

The Board of Directors is determined to work to advance the interests of all Stelmar shareholders with or without the cooperation of Mr. Haji-Ioannou. The Board remains open to discuss with Mr. Haji-Ioannou his joining the Board if he changes his position on the retention of the Company's Chief Executive Officer and otherwise agrees to work with the Board in a constructive and cooperative manner for the benefit of all Stelmar shareholders.

Solicitation of proposals for the possible sale of the Company

The Board has determined promptly to initiate another process to solicit and evaluate proposals for the possible sale of the Company and has designated a special committee of four independent directors to undertake the process. In furtherance of that objective, the Company intends to release the four parties, including Fortress, subject to standstill agreements executed in connection with the prior strategic review to permit them to present proposals should they wish to do so. The Board urges Mr. Haji-Ioannou to cooperate in this process and has today sent a letter to him requesting that he provide the Board with details of the offer to which he referred in his announcement of November 15, 2004 as well as any other offer or indication of interest that he has received for the acquisition of the Company.

Fortress merger proposal

The Board has discussed with Fortress whether it would be prepared to extend the merger agreement previously signed with the Company while permitting the Company to release the existing standstill agreements. Fortress was unwilling to do so unless it received a substantial additional cash payment and even then only for a limited period, which the Board concluded was inappropriate in the circumstances. Fortress has today terminated its merger agreement with the Company, and a payment of $6 million will be made by the Company to Fortress in accordance with the terms of the agreement.

About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the balance are double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

     This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits, the time charter and spot charter markets, our mix of time and spot charters, prospective earnings and utilization of our vessels and our insurance claims expectations. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on the oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.